                                                                    Exhibit 99.2

                                  (CART LETTERHEAD)




August 11, 2003                                      VIA FACSIMILE: 847-520-7268




Mr. Gerald Forsythe
Indeck Power Equipment
1111 S. Willis Avenue
Wheeling, IL 60090

Dear Mr. Forsythe:

We understand that in response to CART's invitation for the submission of acquisition proposals you are considering forming a group. This will confirm
(a) that the Board has concluded that formation of such a group would facilitate submission of a proposal for a negotiated business combination in response to an invitation from the Company and thus is covered by the recent amendment to the CART stockholder rights plan that has been provided to your lawyers and (b) that the Board has voted pursuant to Section 203 of the Delaware General Corporation Law to approve the formation of a group for purposes of formulating an acquisition proposal conditioned upon CART Board approval so long as such group disbands such proposal is abandoned, withdrawn or finally rejected.

Our Board will consider any proposal made by your group in accordance with its duties to stockholders, and the actions described in this letter do not limit in any way the flexibility of the Board in satisfying those duties as it deems appropriate in its sole judgment.

I look forward to hearing from you.



Best regards,

CART,Inc.

/s/ Christopher R. Pook

Christopher R. Pook
President/CEO